UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*

                                 SCANSOFT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    80603P107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                               September 15, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------------------
CUSIP No. 80603P107
----------------------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus Private Equity VIII, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
NUMBER OF SHARES             --------- -----------------------------------------
BENEFICIALLY OWNED              8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                            40,571,057 (see Items 4 and 5)
                             --------- -----------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       40,571,057 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            40,571,057 (see Item 5)
----------- --------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            24.4% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------------
CUSIP No. 80603P107
----------------------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus & Co.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
NUMBER OF SHARES             --------- -----------------------------------------
BENEFICIALLY OWNED              8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                            40,571,057 (see Items 4 and 5)
                             --------- -----------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       40,571,057 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            40,571,057 (see Item 5)
----------- --------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            24.4% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------------
CUSIP No. 80603P107
----------------------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus LLC (f/k/a E.M. Warburg Pincus & Co., LLC)
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
NUMBER OF SHARES             --------- -----------------------------------------
BENEFICIALLY OWNED              8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                            40,571,057 (see Items 4 and 5)
                             --------- -----------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       40,571,057 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            40,571,057 (see Item 5)
----------- --------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            24.4% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
----------- --------------------------------------------------------------------

                                   SCHEDULE 13D

----------------------------------------------
CUSIP No. 80603P107
----------------------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus Partners LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
NUMBER OF SHARES             --------- -----------------------------------------
BENEFICIALLY OWNED              8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                            40,571,057 (see Items 4 and 5)
                             --------- -----------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       40,571,057 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            40,571,057 (see Item 5)
----------- --------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            24.4% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

     This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends the
Schedule 13D originally filed on April 19, 2004 ("Original 13D") as amended by Amendment No. 1 to Schedule 13D ("Amendment No. 1") filed on May 5, 2005 (as so amended, the "Amended 13D"), each filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus & Co., a New York general partnership ("WP"), Warburg Pincus LLC, a New York limited liability company ("WP LLC") and, with respect to Amendment No. 1 and this Amendment No. 2, Warburg Pincus Partners LLC (f/k/a E.M. Warburg Pincus & Co., LLC), a New York limited liability company ("WPP LLC" and, together with WP VIII, WP and WP LLC, the "Reporting Persons"). This Amendment No. 2 relates to the common stock, par value $0.001 per share, of ScanSoft, Inc., a Delaware corporation formerly known as Visioneer, Inc. (the "Company"). The holdings of the Reporting Persons reported in this Amendment No. 2 include the holdings of Warburg Pincus Netherlands Private Equity VIII, C.V. I ("WPNPE I") and Warburg Pincus Germany Private Equity VIII K.G. ("WPGPE" and together with WP VIII and WPNPE I, the "Investors"), which shares the Reporting Persons may be deemed to beneficially own.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Amended 13D is hereby amended and restated in its entirety as follows:

     The total amount of funds used by each Investor to purchase the securities of the Company as described herein was furnished from the working capital of such Investor. The total amount of funds used by the Investors to purchase the securities of the Company as described herein was $155,120,066.94.

Item 4.  Purpose of Transaction.

         Item 4 of the Amended 13D is hereby amended by deleting all paragraphs after the ninth paragraph thereof and inserting the following in place thereof:

     Pursuant to a Securities Purchase Agreement, dated May 5, 2005 (the "Securities Purchase Agreement"), by and among WP VIII, WPNPE I, WPGPE (hereinafter, collective referred to as the Warburg Pincus Entities") and the Company, the Warburg Pincus Entities agreed to acquire from the Company (a) an aggregate of 3,537,736 shares of Common Stock at a price per share equal to $4.24, and for an aggregate purchase price of $15,000,000.64; and (b) warrants to purchase an aggregate of 863,236 shares of Common Stock with an exercise price of $5.00 (the "Securities Purchase Warrants"), and for an aggregate purchase price of $107,904.50. Each of the Securities Purchase Warrants expires at the earlier to occur of the fourth anniversary of the issuance of the Securities Purchase Warrants or a "Change of Control" of the Company (as defined in the Securities Purchase Warrants).

     Pursuant to an Amended and Restated Stockholders Agreement, dated as of May 9, 2005 (the "Stockholders Agreement"), by and between the Company and the Investors, among other things, the holders of a majority in interest of the Common Stock held by the Investors are entitled to designate two directors (the "Warburg Pincus Designees") to the Company's Board of Directors (subject to certain conditions). Under the Stockholders Agreement, any time that a Warburg Pincus Designee is entitled to serve as a director of the Company, the Company is obligated to take such actions as may be necessary to cause such Warburg Pincus Designee to be appointed or elected to its Board of Directors.

     Neither the Series B Preferred Stock, the Adjustable Warrant, the March 15 Warrants, the Securities Purchase Warrants nor the shares of Common Stock issuable upon the conversion or exercise (as applicable) thereof are registered under the Securities Act of 1933, as amended (the "Securities Act"). Accordingly, under the Stockholders Agreement, subject to certain conditions, the Investors have the right to cause the Company to effect a registration under the Securities Act with respect to any such shares of Common Stock, as well as certain other shares of Common Stock that they may then hold.

     The Warburg Pincus Entities and the Company have entered into a Voting Agreement, dated as of May 9, 2005 (the "Voting Agreement"), pursuant to which the Warburg Pincus Entities have agreed that they will vote all of the shares of Common Stock beneficially owned by them in favor of adoption of that certain Agreement and Plan of Merger, dated as of May 9, 2005 (the "Merger Agreement"), by and among the Company, Nova Acquisition Corporation ("Sub 1"), Nova Acquisition LLC ("Sub 2") and Nova Inc. ("Nova"). Pursuant to the Merger Agreement, upon satisfaction of the conditions set forth therein, Sub 1 will be merged with and into Nova (the "First Step Merger"), with Nova as the surviving corporation in the First Step Merger (the "Interim Surviving Corporation"). Thereafter, the Interim Surviving Corporation will be merged with and in to Sub 2 (the "Second Step Merger" and, taken together with the First Step Merger, the "Merger"). Pursuant to the Voting Agreement, the Warburg Pincus Entities appointed the Board of Directors of Nova as their attorney-in-fact and proxy, with full power of substitution, to vote the shares of Common Stock beneficially owned by them in favor of adoption of the Merger Agreement and against certain other corporate actions.

     Pursuant to a Stock Purchase Agreement, dated as of May 5, 2005 (the "Stock Purchase Agreement"), by and among Warburg Pincus Entities and the Company, the Warburg Pincus Entities agreed to acquire from the Company (a) an aggregate of 14,150,943 shares of Common Stock at a price per share equal to $4.24, and for an aggregate purchase price of $59,999,998.32; and (b) warrants to purchase an aggregate of 3,177,570 shares of Common Stock with an exercise price of $5.00 (the "Stock Purchase Warrants"). Each of the Stock Purchase Warrants expires upon the earlier to occur of the fourth anniversary of the issuance of the Stock Purchase Warrants or a "Change of Control" of the Company (as defined in the Stock Purchase Warrants). On September 15, 2005, the transactions contemplated by the Merger Agreement and the Stock Purchase Agreement were consummated and the Company issued to the Investors the Stock Purchase Warrants and an aggregate of 14,150,943 shares of Common Stock.

     The foregoing descriptions of the Securities Purchase Agreement, the Securities Purchase Warrants, the Restated Stockholders Agreement and the Stock Purchase Agreement are qualified in their entirety by reference to the Securities Purchase Agreement, the Securities Purchase Warrants, the Restated Stockholders Agreement, the Stock Purchase Agreement and the Commitment Letter, which are incorporated in this Amendment No. 2 by reference to Exhibits 99.1, 99.2, 99.3 and 99.4,respectively, to Amendment No. 1.

     The foregoing descriptions of the Stock Purchase Warrants are qualified in their entirety by reference to the Stock Purchase Warrants which are incorporated in this Amendment No. 2 by reference to Exhibit 99.1 to this Amendment No. 2.

     The acquisition by the Investors of beneficial ownership of the securities as described herein was effected because of the Reporting Persons' belief that the Company represents an attractive investment based on the Company's business prospects and strategy. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional securities of the Company, engage in discussions with the Company concerning further acquisitions of securities of the Company or otherwise invest in the Company or one or more of its subsidiaries. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of the Company's securities, subsequent developments concerning the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of their investment in the Company or to sell any or all of the securities of the Company that they hold.

     Except as set for the above in this Item 4, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Schedule I to the Original 13D, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's Charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     Items 5(a) and (b) of the Amended 13D are hereby amended and restated in their entirety as follows:

(a) Due to their respective relationships with the Investors and each other, as of September 15, 2005, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 29,942,281 shares of Common Stock by virtue of the Investors' ownership of such shares as of such date. As of September 15, 2005, the Reporting Persons may also be deemed to own additional shares of Common Stock by virtue of the Investors' ownership of the Series B Preferred Stock, the Adjustable Warrant, the March 15 Warrants, the Securities Purchase Warrants and the Stock Purchase Warrants

(collectively, the "Convertible Securities"). Assuming the full exercise and conversion of the Convertible Securities (accounting only for the 525,732 shares of Common Stock that are presently exercisable under the Adjustable Warrant, according to the Company's Form 10-Q for the quarter ended June 30, 2005 (the "Form 10-Q"), the Reporting Persons are deemed to beneficially own 40,571,057 shares of Common Stock, representing approximately 24.4% of the outstanding class of Common Stock, based on a total of 166,143,631 shares of Common Stock outstanding, which is comprised of: (i) 112,603,881 shares of Common Stock outstanding as of September 15, 2005, as represented to the Reporting Persons by the Company, (ii) the 3,562,238 shares of Common Stock issuable upon the conversion of the 3,562,238 shares of Series B Preferred Stock acquired by the Investors, (iii) the 525,732 shares of Common Stock presently issuable upon the exercise of the Adjustable Warrant, (iv) the 2,500,000 shares of Common Stock issuable upon the exercise of the March 15 Warrants, (v) the 863,236 shares of Common Stock presently issuable upon the exercise of the Securities Purchase Warrants, (vi) the 28,760,031 shares of Common Stock issued pursuant to the Merger Agreement as represented to the Reporting Persons by the Company, (vii) the 14,150,943 shares of Common Stock issued pursuant to the Stock Purchase Agreement and (viii) the 3,177,150 shares of Common Stock presently issuable upon the exercise of the Stock Purchase Warrants.

     (b) Each of the Investors share the power to vote or to direct the vote and to dispose or to direct the disposition of the 40,571,057 shares of Common Stock it may be deemed to beneficially own as of September 15, 2005. Each of WP, WP LLC and WPP LLC shares with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of the 40,571,057 shares of Common Stock it may be deemed to beneficially own as of September 15, 2005.

Item 7.  Material to be Filed as Exhibits

     99.1. Stock Purchase Warrants

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: September 19, 2005               WARBURG PINCUS PRIVATE EQUITY
                                        VIII, L.P.

                                                By: Warburg Pincus Partners
                                                    LLC, its General Partner

                                                        By:  Warburg Pincus &
                                                             Co., its Managing
                                                             Member


                                        By: /s/ Scott A. Arenare
                                          ------------------------
                                           Name:  Scott A. Arenare
                                           Title: Partner


Dated:  September 19, 2005              WARBURG PINCUS & CO.


                                        By: /s/ Scott A. Arenare
                                          ------------------------
                                          Name:  Scott A. Arenare
                                          Title: Partner

Dated:  September 19, 2005              WARBURG PINCUS LLC


                                        By: /s/ Scott A. Arenare
                                          ------------------------
                                          Name:  Scott A. Arenare
                                          Title: Member

Dated:  September 19, 2005              WARBURG PINCUS PARTNERS LLC
                                            By:  Warburg Pincus & Co.,
                                                 its Managing Member


                                        By: /s/ Scott A. Arenare
                                           ------------------------
                                          Name:  Scott A. Arenare
                                          Title: Partner